================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 34)


                              LIMITED BRANDS, INC.

                                (Name of Issuer)

       COMMON STOCK, $0.50 PAR VALUE                            532716-10-7
     ---------------------------------                        ---------------
       (Title of class of securities)                          (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                               SEPTEMBER 21, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







================================================================================


--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 2
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Leslie H. Wexner

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              United States
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         33,485,942
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       16,511,251
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    34,849,708
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  16,511,251

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  51,360,959

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.1%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   IN

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 3
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Abigail S. Wexner

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              United States
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            -0-
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       8,639,082
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       -0-
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  8,639,082

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,639,082

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [X]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   IN

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 4
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Wexner Personal Holdings Corporation

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         4,892,608
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           4,892,608
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,892,608

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------         ------------------------------------------



--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 5
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Trust 600

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         3,300,568
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           3,300,568
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,300,568

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------         ------------------------------------------



--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 6
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   R.H.R.E.I. Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         4,571,601
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           4,571,601
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   4,571,601

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.3%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!






--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 7
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         The Family Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            8,569,177
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       8,569,177
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,569,177

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 8
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         The Concierge Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            1,500,000
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       1,500,000
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,500,000

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!


            This Amendment No. 34 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 33 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Wexner Personal Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, and The Concierge Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 2.  Identity and background.
         -----------------------

            Item 2 is amended as follows:

            The Concierge Trust is a trust organized under the laws of Ohio. The principal business of the trust is investments, and the principal office of the trust is 8000 Walton Parkway, New Albany, Ohio 43054. Leslie H. Wexner is the sole trustee of The Concierge Trust. During the last five years neither The Concierge Trust nor Leslie H. Wexner has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Other information required by Item 2 of
Schedule 13D with respect to Leslie H. Wexner has been reported previously.

            On September 21, 2007, Gideon I. Kaufman succeeded as sole trustee of each of Trust 600 and R.H.R.E.I. Trust. Mr. Kaufman is an attorney and a shareholder of Kaufman, Peterson & Dishler, P.C., which is principally engaged in the practice of law. The business address of Mr. Kaufman and Kaufman, Peterson & Dishler, P.C. is 315 East Hyman Ave., Suite 305, Aspen, CO 81611. Mr. Kaufman is a citizen of the United States of America. To the knowledge of the Purchasers, during the last five years Mr. Kaufman has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            Foxcote One and Foxcote Two each have ceased to be a Purchaser since each no longer beneficially owns any shares of Common Stock.

            An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

            (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 34 are incorporated herein by reference. As of September 21, 2007, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 362,312,188, being based on the number of shares outstanding as of August 31, 2007 as reported in the Company's Quarterly

Report on Form 10-Q for the quarterly period ended August 4, 2007), as determined in accordance with Rule 13d-3.

                                                                         Percent
               Person                 Number of Shares                  of Class
        -------------------       -------------------------             --------
       Leslie H. Wexner              51,360,959 (1)(3)(4)(5)(6)(7)       14.1%
       Abigail S. Wexner              8,639,082 (2)                       2.4%
       Wexner Personal Holdings       4,892,608 (3)                       1.4%
       Corporation
       Trust 600                      3,300,568 (4)                       0.9%
       R.H.R.E.I. Trust               4,571,601 (5)                       1.3%
       The Family Trust               8,569,177 (6)                       2.4%
       The Concierge Trust            1,500,000 (7)                       0.4%

      ------------------------------
(1) Includes: 1,363,766 shares held in Limited Brands Savings and Retirement Plan for Mr. Wexner's account (as of August 31, 2007) over which Mr. Wexner exercises dispositive but not voting control; and 1,724,005 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 8,639,082 shares (including 8,702 shares issuable within approximately 60 days upon exercise of outstanding options) beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition.

(2) Includes 8,702 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 42,721,877 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(4) Power to vote or direct the disposition of the 3,300,568 shares held by Trust 600 may be deemed to be shared by Leslie H. Wexner and Gideon I. Kaufman, who is the sole trustee.

(5) Power to vote or direct the disposition of the 4,571,601 shares held by the R.H.R.E.I. Trust may be deemed to be shared by Leslie H. Wexner and Gideon I. Kaufman, who is the sole trustee.

(6) Power to vote or direct the disposition of the 8,569,177 shares held by Leslie H. Wexner as the sole trustee of The Family Trust.

(7) Power to vote or direct the disposition of the 1,500,000 shares held by Leslie H. Wexner as the sole trustee of The Concierge Trust.

            (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 34 and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) During the past 60 days the Purchasers effected the following transaction in the Common Stock:

                   Date of     Amount of     Price per        Where and
 Person            Transaction Securities      Share         How Effected
 ------            ----------- ----------      -----         ------------
Abigail S. Wexner     8/6/07    612 shares    $28.61    Abigail S. Wexner,
                                                        for service as a
                                                        director of the Company,
                                                        received from the
                                                        Company, fees in shares
                                                        of Common Stock.

Leslie H. Wexner      8/24/07   15,719 shares   n/a     Leslie H. Wexner, for
                                                        services as the
                                                        Chairman and CEO of
                                                        the Company, received
                                                        restricted shares
                                                        from the Company,
                                                        which confer no
                                                        voting rights and may
                                                        not be sold, but
                                                        automatically settle
                                                        for an equivalent
                                                        number of shares of
                                                        common stock of the
                                                        Company on March 30,
                                                        2009, subject to
                                                        earlier forfeiture or
                                                        acceleration.

            (d), (e):  Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         --------------------------------------------------------------
         Respect to Securities of the Issuer.
         ------------------------------------

            Item 6 is amended as follows:

            On October 4, 2006, Foxcote One transferred an aggregate of 4,147,373 shares of Common Stock in accordance with the trust without consideration in exchange, including 1,337,212 shares to Leslie H. Wexner.

            On October 4, 2006, Foxcote Two transferred an aggregate of 2,376,566 shares of Common Stock in accordance with the trust without consideration in exchange, including 1,352,328 shares to Abigail S. Wexner.

            On December 26, 2006, Leslie H. Wexner transferred 1,500,000 shares of Common Stock to The Concierge Trust without consideration in exchange.

            On March 30, 2007, The Family Trust transferred 6,430,823 shares of Common Stock in accordance with the trust to Leslie H. Wexner without consideration in exchange.

            Item 2 of this Amendment No. 34 to Schedule 13D is incorporated herein by reference.

            Leslie H. Wexner, Abigail S. Wexner and certain of the other Purchasers maintain margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of Common Stock, are pledged as collateral security for the repayment of debit balances, if any, in the accounts.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, and The Concierge Trust, dated September 21, 2007.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2007


                                        /s/  Leslie H. Wexner
                                 ---------------------------------------
                                      Leslie H. Wexner


                                        /s/  Abigail S. Wexner
                                 ---------------------------------------
                                      Abigail S. Wexner


                                 WEXNER PERSONAL HOLDINGS CORPORATION


                                 By:    /s/  Leslie H. Wexner
                                    -----------------------------------
                                    Name:  Leslie H. Wexner
                                    Title: President


                                 Trust 600


                                 By:  /s/  Gideon I. Kaufman
                                    -----------------------------------
                                       Gideon I. Kaufman, Trustee


                                 R.H.R.E.I. Trust


                                 By:  /s/  Gideon I. Kaufman
                                    -----------------------------------
                                       Gideon I. Kaufman, Trustee


                                 THE FAMILY TRUST


                                 By:    /s/  Leslie H. Wexner
                                    -----------------------------------
                                       Leslie H. Wexner, Trustee


                                 THE CONCIERGE TRUST


                                 By:    /s/  Leslie H. Wexner
                                    -----------------------------------
                                       Leslie H. Wexner, Trustee

                                  EXHIBIT INDEX
                                  -------------

      Exhibit No.
      -----------

      Exhibit 1             Joint Filing Agreement by and among Leslie H.
                            Wexner, Abigail S. Wexner, Wexner Personal
                            Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, and The Concierge Trust, dated September 21, 2007.